July 29, 2024

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No 1. to Draft Registration Statement on Form F-4 Submitted July 1, 2024
           CIK No. 0002025774
Dear Say Leong Lim:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No 1. to Draft Registration Statement on Form F-4
Cover Page

1. We note your disclosure that "[t]he Globalink Board does not plan to obtain a fairness opinion related to the Business Combination." You further state on page 35 in the prospectus summary that "[t]he Board has unanimously determined that the Business
       Combination is in the best interests of, and advisable to, the Globalink stockholders and recommends that the Globalink stockholders adopt the Merger Agreement and approve the Business Combination." Please also include the disclosure here.
2. We note your disclosure that the Sponsor, its affiliates and promoters are not receiving compensation in connection with the Business Combination and the PIPE Investment. We further note disclosure on page 221 reflecting outstanding advances due to an affiliate of the Sponsor. Please revise to provide all the disclosures pursuant to
Item 1603(a)(6) of
 July 29, 2024
Page 2

       Regulation S-K. Please also revise your Conflicts of Interests disclosures on page 42 and throughout your proxy statement/prospectus as applicable.
3. We note the disclosure that the Sponsor, its affiliates and promoters will not receive any securities of Globalink or PubCo in connection with the Business Combination and the
       PIPE Investment. Please clarify to disclose that the Sponsor will have an equity interest in the Combined Company after completion of the Business Combination. We note your disclosure on page 16.
4.     We note your disclosure that "if Globalink does not consummate the
Business
       Combination and fails to complete an initial business combination by July 9, 2024 (or up
       to December 9, 2024 if Globalink   s time to complete a business
combination is extended
       pursuant to the Globalink Charter), Globalink will be required to dissolve and liquidate."
       Please revise to clarify that if Globalink anticipates that it may not be able to consummate its initial business combination in time, Globalink may, by resolutions of its Board, if requested by its Sponsor, extend the period of time to consummate a business combination on a monthly basis to until December 9, 2024, subject to its Sponsor depositing additional funds into the Trust Account.
5. We note that certain shareholders agreed to waive their redemption rights with respect to any shares of Globalink common stock they may hold in connection with the consummation of the Business Combination. Please disclose any consideration provided in exchange for these waivers. Refer to Item 1603(a)(8) of Regulation
S-K.
6. Please revise the cover page of your proxy statement/prospectus to disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S-
       K.
Share Calculations and Ownership Percentages, page 6

7. We note the assumption here that the number of PubCo ordinary shares to be issued in
       connection with conversion of Globalink   s public and private rights is
1,207,000.
       However, elsewhere in the proxy statement/prospectus, you note that Globalink Rights
       Holders are expect to own 1,150,000 shares of PubCo common stock. Please reconcile these disclosures or advise.
Questions and Answers About the Special Meeting and the Proposals
Q: Do any of Globalink's directors or officers have interests that may conflict with my interests with respect to the Business Combination, page 13

8. Please revise your disclosure to discuss the number of extensions of the period of time
       Globalink has to consummate the initial business combination that have been exercised and the corresponding amounts that have been deposited into the Trust Account by the
       Sponsor.
Questions and Answers About the Special Meeting and the Proposals
Q: What equity stake will current Globalink stockholders, Alps Holdco Shareholders and PIPE
Investors hold, page 13

9. We note your statement here that the maximum redemption scenario "represents the maximum redemptions that may occur, which would still allow Globalink to have consolidated net tangible assets of at least $5,000,001" and similar statements for other
 July 29, 2024
Page 3

       redemption scenarios presented in the proxy statement/prospectus. In light of the $40 million PIPE Investment entered into with certain investors on June 4, 2024 and June 5,
       2024, please clarify why there is any level of redemptions that would result in Globalink failing to satisfy the net tangible asset requirement.
10.    Please expand the table in this Question & Answer to show the 25%, 50%
and 75%
       redemption scenarios presented on page 16 and elsewhere in the proxy statement/prospectus. We also note your inclusion of the term "Maximum
Contractual
       Redemptions" here. Please revise your tabular dilution information throughout your filing to present the information consistently.
11. Here and in the other presentations of share ownership that assume that no Earnout Shares are issued, please clarify that subject to achieving certain revenue milestones the maximum number of Earnout Shares that could be issued is 48,000,000 and that investors would experience additional dilution to the extent any Earnout Shares are issued.
Summary of the Proxy Statement/Prospectus
Alps Holdco, page 27

12. Please revise the summary to provide a balanced presentation of Alps Holdco's current operations by disclosing that Alps Holdco currently has no product candidates approved for commercial sale and has not generated any revenue from the sale of product candidates. Please also clarify that Alps Holdco primarily generates revenues from general healthcare and other wellness services.
Parent Representative, page 28

13. We note your statement that the Sponsor "is acting as the Parent Representative for the purpose of representing, from and after the Effective Time, the stockholders of
       Globalink." Please clarify the role of the Parent Representative or otherwise explain the way in which the Parent Representative will represent the previous stockholders of
       Globalink after the Business Combination. Please provide corresponding disclosure for the Seller Representative.
Summary of the Proxy Statement/Prospectus
Termination, page 29

14. Please clarify if the Outside Closing Date and related provisions are measured from the
       January 30, 2024 execution of the initial Merger Agreement or from the May 20, 2024 execution of the amended and restated Merger Agreement.
Globalink Board's Reasons for the Approval of the Business Combination, page 34

15. Please provide the source or basis for your claims in this section. For example, we note your statements regarding various industry trends on page 34 and statements regarding the growth potential of Southeast Asia on page 35. We also note your statement on page 35 that Alps' "skilled, multilingual and cost-effective labor force contributes to a low burn rate relative to many typical biotech companies solely focused on R&D, giving Alps a longer runway and without compromising on quality, which enables Alps to have a competitive advantage and pursue its pipeline developments" and on page 122 that "Alps adopts a business model that generates revenue through multiple revenue streams with
 July 29, 2024
Page 4

       relatively low overhead costs." Please substantiate these statements, including a quantification of Alps' low burn rate relative to other biotech companies.
16. Please revise to provide the information required by Item 1606(c) of Regulation S-K.
Fairness Opinion, page 35

17. We note your statement that the Globalink Board does not plan to obtain a fairness opinion in connection with the Business Combination. Receipt of a fairness opinion appears to be a condition to Globalink's obligation to close the transaction pursuant to
       Section 10.2(k) of the Amended and Restated Merger Agreement. Please revise your disclosure to explain what consideration the Globalink Board gave to seeking a fairness opinion, including any steps taken to seek a fairness opinion and if any financial advisors declined or were otherwise unable or unwilling to provide a fairness opinion. To the extent the Board has, or intends to, waive the fairness opinion closing condition, please include appropriate disclosure throughout the proxy statement/prospectus.
Implication of Being an Emerging Growth Company, page 39

18. Please clearly state your election under Section 107(b) of the JOBS Act. If you do not believe the election would impact the PubCo as an IFRS filer, please revise to disclose that effect.
Interests of Certain Persons in the Business Combination, page 42

19. We note your disclosure on page 221 regarding various promissory notes between the
       Company and PGM noting that such notes are repayable upon consummation of an initial
       Business Combination. We further note your disclosure on page F-13 regarding "a familial relationship between the Sponsor and a 95% shareholder of Public Gold
       Marketing Sdn. Bhd" and your disclosure on page F-14 that "[a]s of March 31, 2024 and
       December 31, 2023, the total of the promissory notes are reflected on the consolidated balance sheets as $2,640,649 and $1,757,255, respectively." Please revise your disclosure in this section and throughout your proxy statement/prospectus as applicable to disclose the outstanding promissory notes and familial relationship as an interest of the Sponsor.
Dividend Policy, page 51

20. Please reconcile your statement here that it is presently intended that the Combined
       Company "retain most," if not all, of its available funds and any future earnings for use in business operations and expansion with your statement on page 87 that "[t]he Combined
       Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future." Please clarify the intended dividend policy of the Combined
       Company, including whether you intend to distribute any portion of available funds to shareholders. Additionally, please clarify if you intend to use retained earnings for debt repayment.
Risk Factors
Risks Related to Development of Our Product Candidates
Our current product candidates are in preclinical development and have never been tested in humans..., page 57
 July 29, 2024
Page 5

21. We note your statement that "the joint development of oral Cholera vaccine cannot be carried out in a geographical location with close proximity to where we operate." Please explain why this is the case either here or elsewhere in the prospectus/proxy statement.
The manufacturing operations of our potential product candidates including but not limited to cosmetics products infused with exosomes..., page 62

22. We note your disclosure that you are not capable of manufacturing the finished cosmetics products such as facial masks and face serum infused with exosomes in-house and that you rely on a single supplier. At an appropriate section of your filing, please describe this supplier and the material terms of any agreement with this supplier or provide an analysis explaining why you are not required to do so.
Alps relies on intellectual property that is jointly developed with third parties which exposes Alps to risks..., page 64

23. Please revise the risk factor disclosure to disclose that Alps' Research Collaboration
       Agreement with University Science Malaysia for cancer data and related research and development has expired. We note your disclosure on page 189.
Risk Factors
Risk Related to Government Regulation
Fluctuations in exchange rates could adversely affect Alps' business and the value of its securities., page 67

24. We note your statement that "[t]o the extent the USD increases in value relative to the
       RM, our margins may be adversely affected." Please provide a more detailed explanation of how changes in the value of the RM and USD impact your business, financial condition, results of operations and liquidity.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against PubCo..., page 91

25. Please revise to tailor the risk factor disclosure to your facts and circumstances and clarify, if applicable, that a majority of the Combined Company's officers and directors are located outside of the United States.
Board of Directors and Management Following the Business Combination, page 114

26. You state on page 24 that upon the Closing of the Business Combination, all of the officers of Alps Holdco will become the initial officers of PubCo and shall hold office until their respective successors are duly elected or appointed and qualified. Based on this disclosure here, it does not appear that you expect to appoint a Chief Financial Officer following the Business Combination. Please clarify if you intend to appoint a Chief
       Financial Officer upon the Closing of the Business Combination. If not, please revise your risk factor disclosure on page 54 to note that you expect to continue operating without a
       Chief Financial Officer for the foreseeable future.
 July 29, 2024
Page 6

Escrow Agreement, page 114

27. Please expand on this section to explain why five percent of the Merger Consideration will be held in escrow following the closing of the Business Combination. Your disclosure should explain the conditions and timeframe under which such Escrow Shares may be disbursed from escrow.
The Sponsor, its Affiliates, and Promoters , page 115

28. Please expand on your description of the material roles and responsibilities of the
       Sponsor, its affiliate and promoters to describe the specific roles of the controlling person and two promoters. We also note your statement that "[a] promoter of the Sponsor, Lin
       Ding Jie, who holds 22.5% of the equity interest in the Sponsor, has previous experience in organizing special purpose acquisition companies." Please revise to briefly describe the previous experience noted here. Refer to Item 1603(a)(3) of Regulation
S-K.
29. We note your statement that "[n]o agreement, arrangement, or understanding has been
       made between the Sponsor and Globalink or Globalink   s officers,
directors, and affiliates
       with respect to determining whether to proceed with a de-SPAC transaction, including the
       Business Combination." Please revise this statement to discuss the Insider Letter and file such agreement as an exhibit to your registration statement or provide an analysis explaining why it is not necessary. Refer to Item 1603(a)(5) and Item 601(b) of
       Regulation S-K.
Background of the Business Combination, page 119

30. Please significantly expand the disclosure in this section to explain how the transaction structure and consideration evolved during the negotiations, including any discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction. Please revise the section to address, including but not limited to, the following:

             include a description of the negotiation of the Earnout Shares, Insider Letter, Escrow
           Agreement and the Globalink Support Agreement as well as any agreement to waive redemption rights that was negotiated after the completion of Globalink's initial public offering;
             explain how Globalink and Alps reached the pre-money valuation, with Alps indicating an expected range of $1.5-1.7 billion. We also note your statements that the non-binding letter of intent entered into on October 23, 2023 included a $1.5 billion pre-money valuation, which was increased to $1.6 billion on December 14, 2023;
             describe any discussions about the need to obtain additional financing for the combined company, including the events and negotiations that led to the PIPE
           Investment. In this regard, describe who selected the potential PIPE investors, disclose the relationships, if any, the PIPE investors have with Globalink, the
           Sponsor, the target and its affiliates, and the placement agent, and how the terms of the PIPE transaction were determined. Additionally, please describe any valuations or other material information about Globalink, Alps, or the de-SPAC transaction provided to the potential PIPE investors;
 July 29, 2024
Page 7

             expand the disclosure to describe the meetings and the material terms discussed. For example, with respect to the meeting held on August 18, 2023 regarding a potential transaction between Globalink and Alps, please clarify the identity of the business advisor and disclose if they are affiliated with Alps or Globalink. Please also note if this meeting was initiated by Mr. Lim or the business advisor; and
             disclose (i) any discussions, if applicable, with Alps about the potential loss of clients in the near future or other events that may materially affect Alps' prospects or its financial projections for future performance of the business, and
(ii) any discussions
           about continuing employment or involvement for any persons affiliated with
           Globalink before the merger, any formal or informal commitment to retain the financial advisor(s) after the merger, and any pre-existing relationships between
           Globalink's sponsor and additional investors.

       Refer to Item 1605 of Regulation S-K.
31. You disclose that on January 23, 2024, the Globalink team, including its directors Beh
       Hong Shien, Lai Kian Huat, Agnes Wong, and management team, Say Leong Lim and
       Kelvin Chin, held an internal meeting to discuss and review Alps valuation based on
       internal assessment using Alps    "forecasted discounted cashflow,
Price/Revenue
       multiples, peer comparison, references of Hong Kong listed companies, and the friendly capital raise value." Please revise to describe the information reviewed and discuss when and how the Board considered Alps' financial projections and financial valuation analyses, who prepared and presented these projections and valuation analyses, and explain why
       Alps presented a "friendly capital raise value."
32. With respect to the five potential targets with which you entered into letters of intent, please expand on your disclosure to disclose the date on which such discussions were terminated and to clarify the reason or reasons each individual transaction was abandoned.
       Please also revise this section to discuss the previous business combination agreement with Tomorrow Crypto Group Inc. and describe the reasons the transaction was abandoned.
33. We note your statement that "[t]he Alps team expressed interest in exploring a De-SPAC transaction as an alternative to a traditional IPO." Please expand on this statement to explain why the Alps team was interested in exploring a de-SPAC transaction as an alternative to a traditional IPO.
34. Please address, as applicable, the background, negotiation and reasons for the finder's fee payable to IBDC Asia Sdn. Bhd. with value equal to 1% of the aggregate consideration for the Business Combination.
Board's Discussion of Valuation and Reasons for the Approval of the Business Combination, page 122

35. Please discuss what consideration, if any, the Board gave to the valuation of Alps and the consideration to be paid for Alps in reaching its decision with respect to the Business
       Combination. To the extent the Board did not take this factor into account in recommending the transaction, please explain why not.
36. Please ensure this section discloses all material factors considered by the Board, both
 July 29, 2024
Page 8

       positive and negative. Additionally, please provide additional context for how the factors considered supported the Board's recommendation. In this regard, we note that it is not clear what significance the Board gave to the various information they reviewed listed on page 122.
37. We note the disclosure that the Globalink Board supported the decision to enter into the
       Merger Agreement based on the Board   s evaluation of the due diligence
performed by
       Globalink   s management which included a review and analysis of a
financial projections
       model, including the financial projections prepared by Alps for the upcoming five years until the fiscal year 2029. Please tell us what consideration you gave to disclosing the projections in the proxy statement/prospectus. Refer to Item 1609 of Regulation S-K.
38. You disclose that the Board reviewed the historic results and projected results, and the underlying assumptions of the projections, which were based on historical performance of
       Alps and the performance of peer or competitor companies. Please revise to disclose the considered peer companies and all material assumptions underlying the projections, and any material factors that may affect such assumptions. Refer to Item 1609(b) of
       Regulation S-K.
39. We note your statement that "[t]he Board also considered the availability and terms of the
       PIPE Investment prior to approving the Business Combination." Please revise your
       Background section to explain the timeline for the PIPE Investment and how the Board was able to consider the PIPE Investment before approving the Business Combination. In this regard, we note that the Merger Agreement was signed on January 30, 2024 and the
       Subscription Agreements with the PIPE Investors were signed several months later on
       June 4, 2024 and June 5, 2024.
40. We note your statement that "[t]he Board determined that the terms of the PIPE
       Investment are fair and reasonable to Globalink." Please disclose when the Board made this determination, whether the determination was unanimous and the matters the Board considered in reaching this determination.
41. Please revise this section to provide a reasonably detailed discussion of Alps' reasons for engaging in the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.
Material U.S. Federal Income Tax Consequences
U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders, page 145

42. Please provide a discussion of the material U.S. federal income tax consequences of the Acquisition Merger or clarify that your disclosure addresses the material tax consequences of the Business Combination, which includes the Redomestication Merger and the Acquisition Merger. The existing disclosure appears to only address the consequences of the Domestication Merger. Refer to Item 1605(b)(6) of Regulation S-K.
Dilution to Globalink's Stockholders, page 152

43. Please revise your tabular disclosure to show the number of shares used to determine net tangible book value per share, as adjusted, rather than presenting per share figures. The tabular disclosure must show: the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the
 July 29, 2024
Page 9

       number of shares used to determine the per share component of net tangible book value per share, as adjusted. Please ensure the tabular disclosure reflects all material probable or consummated transactions and other material effects on the SPAC's net tangible book value per share from the de-SPAC transaction, including repayment of the promissory notes entered into with PGM, payment of deferred underwriting fees and estimated transaction expenses. Outside of the table, please describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. These sources of future dilution should include the Earnout Shares and outstanding public and private warrants to the extent their exercise is assumed not to be probable. Refer to Item 1604(c) of Regulation S-K.
44. With respect to each redemption level, please state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders'
       interest per share being at least the initial public offering price per share of common stock.
       Additionally, to the extent applicable, please provide a description of the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure.
       Please refer to Items 1604(c)(1) and (2) of Regulation S-K.
Globalink's Business
Agreement with Chardan, page 153

45. We note your statement that "on February 2, 2024, Globalink entered into an amended agreement with Chardan." Please clarify the purpose and terms of the amended agreement with Chardan.
Information About Alps, page 158

46. We note your statement that "[y]our principal activities are research and development in various biotechnology-related products and services, with a focus on the use of precision and preventive medicine, and that substantially all of [y]our operations are conducted through Alps and [y]our subsidiaries and affiliate." Please briefly explain how your focus on research and development in various biotechnology-related products and services relates to your existing business operations that appear to be focused on aesthetic treatments, general healthcare and other wellness services.
47. Given that your product candidates appear to be at the pre-clinical or proof of concept phase, please revise your descriptions of your various products to clearly explain the work you have done to date to develop such products as well as your anticipated next steps for the development of each such product. For each of your products, your disclosure should clearly distinguish between your anticipated development of the product and the work you have actually accomplished to date.




Share Subscription Agreement with Cilo Cybin Holdings Limited, page 160
 July 29, 2024
Page 10

48. Please briefly explain the business of Cilo Cybin Holdings Limited and how this investment relates to your business model.
Development Status of NK Cells Therapy, page 162

49. Please provide your basis for the statement that you "anticipate this transition to clinical trials to occur within one (1) year from the date of this proxy statement/prospectus" as well as other statements in the Information About Alps section regarding planned timing for clinical trials and other such milestones.
Our Pipeline, page 162

50.    Please address the following with respect to your pipeline table:
           please revise the arrows for each product candidate to indicate the current status of such candidate and only put the arrow at the end of the column if that phase of development has been completed;
           provide your basis for the timelines noted for Phase 1, Phase 2 and Phase 3 studies;
           clarify why the product candidates in the bottom half of the pipeline table go directly from proof of concept to regulatory approval without any pre-clinical or clinical testing; and
           increase the font size or resolution to ensure that the text is legible.
cGMP-compliant Facility, page 170

51. We note disclosure throughout your filing regarding cGMP guidelines to ensure the quality and safety of your processes and products. Please clarify, if true, that currently only Celestialab operates a cGMP-certified facility.
MYCELEST, page 179

52. Your disclosure here notes that you are conducting a "randomized, double-blind, placebo-
       controlled study" that "involves 28 newly diagnosed adults with type 1 and type 2 diabetes." Please clarify if you are engaged in clinical trials and reconcile this disclosure
       with your statement that "MYCELEST   s development is in the
pre-clinical trial phase."
mRNA (Diagnostic), page 188

53. Please clarify the current status of your mRNA diagnostic testing work. In particular, we note your statement on page 190 that "[p]resently, the MyGenome biomarker laboratory is equipped to detect up to 31 types of diseases (as stated below), utilizing various biomarkers." Please clarify if you have already developed a product that can detect up to
       31 types of diseases or if this represents preliminary or early stage results.
Our Income Streams, page 196

54. Please expand your disclosure regarding the range of services you currently offer to provide additional detail and context regarding your operations. For example, please explain the number of treatment centers you operate as well as a description of the revenue generated from your services.
Our Unique Capabilities, page 204
 July 29, 2024
Page 11

55. We note the disclosure that your WGS sequencer is designed to provide high sensitivity and accuracy for each base detected during sequencing for reliable data generation and that you can demonstrate quality data with accuracy for SNP and Indel calling rate of
       99.9% and 99%. Please revise to clarify whether your data has been verified by any third-
       party entity.
Intellectual Property
Patent License, page 208

56. We note your disclosure that "On March 31, 2021, Alps Global Holding Berhad entered
       into a lease agreement with Celestialab Sdn. Bhd. (   Lease Agreement
), pursuant to
       which Alps Global Holding Berhad granted Celestialab Sdn. Bhd. a right to use certain patent for a term of 10 years commencing on March 31, 2021 and expiring on March 31,
       2031. Under this Lease Agreement, Celestialab Sdn. Bhd. is required to pay Alps Global
       Holding Berhad a monthly fee of RM12,5000.00 (approximately
US$2,612.88)."
       Celestialab appears to be a wholly-owned subsidiary of Alps Global Holding Berhad. As such, please clarify the background and rationale for entering into this Lease Agreement.
       Additionally, please explain what patent is being licensed and its significance to your business.
57. Please describe the material terms of the license agreements and clarify the specific intellectual property being transferred in the license agreements noted here as well as their significance to your business.
58. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product for material patents, as well as the expiration year and the jurisdiction of each such patent. Please clearly distinguish between owned patents and patents in-licensed from third parties. In this regard, it may be useful to provide tabular disclosure. Management's Discussion and Analysis of Financial Condition and Results of Operations of Alps, page 225

59. We note that your R&D activities are central to your business and you anticipate that your
       R&D expenses will continue to increase in absolute amounts in the foreseeable future as you advance pre-clinical development for product candidates and continue to make strides in scientific research and product development. We also note your disclosures on page
       162 regarding your product pipeline. In this regard, please disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately as we note your statement that you allocate direct R&D expenses to each product candidate at page 227. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e.
       by nature or type of expense) and corresponding amounts which should reconcile to total research and development expense separately stated on the Statements of Operations.
60. Please include a discussion of the significant factors impacting your income tax expense and effective tax rate. Specifically address the factors resulting in the recording of income tax expense though you incurred a loss before income tax. Refer to Item 5 of Part I of the
       Form 20-F.
 July 29, 2024
Page 12

Cost of sales, page 226

61. We note your reference to "profit sharing on hair implant services." Please clarify the profit sharing agreements you enter into and how they relate to your business.
Liquidity and Capital Resources, page 227

62. We note the disclosure that Alps expects that it will need approximately "US$1,500,000 in the next 12 months to finance its working capital needs and an additional
       US$1,000,000 for the next 12 months." Please revise to clarify the anticipated liquidity position of the Combined Company following the business combination, including the amount of cash on hand you expect to have following potential shareholder redemptions and the payment of expenses related to the business combination.
Note 3. Accounting for the Business Combination, page 238

63.    You disclose that PubCo   s senior management will be the senior
management of the
       Combined Company. Please further clarify in your disclosures whether the management will be of Alps Holdco or Globalink.
64. Please disclose how you will account for the earnout shares, including a summary of the significant terms which led to your determination of how they should be accounted.
Note 4. U.S. GAAP to IFRS Conversion and Presentation Alignment, page 238

65. For adjustment (b), based on the disclosures provided on page F-14, please better clarify in your disclosures the specific terms that led you to determine that the public warrants should be reclassified as liabilities.
Conflicts of Interest, page 247

66. You refer here to the treatment of shares of your common stock that would apply if your insiders were to make open market purchases of additional shares. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on Tender Offer Rules and Schedules Compliance and Disclosure
       Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
Directors and Executive Officers of Alps Holdco Group, page 248

67. Please revise your disclosure to describe any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, between Alps Holdco Group's officers or directors and the unaffiliated security holders of Globalink. Refer to
Item 1603(b) of
       Regulation S-K.
Financial Statements, page F-1, page F-1

68. Pursuant to Item 14(h) of the Form F-4, please also provide financial statements of the registrant Alps Global Holding Pubco. In that regard, we note you intend to include the registrant in a separate column in the pro forma financial information.
69. Your disclosures indicate that the business combination will be between Globalink and
 July 29, 2024
Page 13

       Alps Holdco with Alps Holdco representing Alps Life Sciences Inc. The financial statements provided in the F-4 are for Alps Global Holding Berhad. Please help us understand what consideration you gave to providing the financial statements of Alps Life
       Sciences, Inc. including if and when it has been incorporated and if there are any other assets/liabilities/operations aside from those of Alps Global Holding Berhad. Please also disclose the details for the arrangement for Alps Holdco to hold Alps Global Holding
       Berhad as a wholly owned subsidiary, referred to as the Proposed Reorganization at page
       158, and any accounting consequence out of such arrangement. Financial Statements of Alps Global Holding Berhad, page F-41

70. Please tell us how you have considered to present net loss per share information in your consolidated statement of operations at F-45 following IAS 33.
Note 1. Corporate Information
Business Description, page F-49

71. Please revise to disclose all your consolidated subsidiaries here, preferably in a table format, to include your percentage of ownership, as well as the time since when you started to consolidate them; for examples clearly labeling the ones acquired prior to fiscal
       2023 and newly acquired one(s) in fiscal 2024 as you disclosed at page
160. As a related
       matter, for any significant new acquisitions, including Cilo Cybin Holdings Limited, tell us what consideration you gave to including their financial statements under Rule 3-05 of
       Regulation S-X.
Note 3. Material Accounting Policy Information, page F-51

72. Please provide a revenue recognition policy and the other related disclosures called by for
       IFRS 15.110 through 129. Your policy should specifically address your recognition policy for all of your significant products and services. Please specifically also address your accounting for profit sharing on hair implant services, including what consideration was given to the the guidance in IFRS 15.B34 through B38 in regards to principal versus agent considerations.
Note 13. Related Party Transactions, page F-64

73. Please revise to include all required disclosures for related party transactions under IAS
       24.18 and 19, including but not limited to providing a list of your related party and the nature of the related party relationship, as well as information about the transaction terms and conditions including commitments, in addition to the related balances.
General

74. Please revise to ensure that your graphics, charts and accompanying text are legible. We note your presentations on pages 164-166, 169, 172, 187 and 191.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.
 July 29, 2024
Page 14



                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and
                               Services
cc:   Jenny Chen-Drake, Esq.